Carter Ledyard & Milburn llp Counselors at Law
2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232

February 3, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

PainReform Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, PainReform Ltd., a foreign private issuer organized under the laws of the State of Israel (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value NIS 0.01 per share, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering.

Financial Information

The Company has included in this submission its audited consolidated financial statements as of December 31, 2017 and 2018 and for the two years ended December 31, 2018. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Form F-1 at the date of the amendment.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 212-238-8605, or via e-mail at glusband@clm.com, Ronen Kantor, by telephone at (972) 3-6133371 or via email at rkantor@dtkgg.com, or Dan Lewkowicz,  the audit engagement partner at Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, by telephone at (972) 3-6085314 or via email at danlewkowicz@deloitte.co.il. Brightman Almagor Zohar & Co., is the independent registered public accounting firm of the Company.

Very truly yours,

/s/Steven J. Glusband